EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three months ended March 31, 2022 and 2021

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	March 31, 2022	December 31, 2021
		$	$

Current Assets
Cash and cash equivalents		11,016	4,402
Trade and other receivables		5,360	2,810
Inventory	4	16,422	9,416
Prepaids and deposits		4,664	4,178

		37,462	20,806
Long-term Assets
Intangible assets	5	21,520	22,353
Property, plant, and equipment		14,286	10,834

		73,268	53,993

Current Liabilities
Accounts payable and accrued liabilities		9,643	2,915
Credit facility	6	1,763	—
Deferred revenue		3,196	3,193
Current portion of provision for warranty cost	7	1,652	1,414
Current debt facilities	8	7,540	7,143
Deferred consideration		4,718	4,602
Current portion of other long-term liabilities		287	134

		28,799	19,401

Long-term Liabilities
Other long-term liabilities		947	92
Provision for warranty cost	7	87	255

		29,833	19,748

Shareholders’ Equity
Share capital	9	69,974	58,055
Contributed surplus	9	6,461	6,035
Accumulated other comprehensive (loss) income		(419)	(151)
Deficit		(32,581)	(29,694)

		43,435	34,245

		73,268	53,993

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 13)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of (Loss) Income

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended, March 31, 2022	For the three months ended, March 31, 2021
		$	$
			(Restated, Note 3 and 15)
Revenue
Bus sales	12	1,702	20,460
Other	12	1,481	1,076
		3,183	21,536

Cost of sales	4	(2,973)	(18,125)

Gross margin		210	3,411

Expenses
Sales and administration		2,381	1,410
Stock-based compensation		297	125
Amortization		620	134
Interest and finance costs	6,8	587	126
Foreign exchange loss (gain)		(788)	15

		3,097	1,810

Net (loss) income		(2,887)	1,601

Loss per share
Basic(1)		(0.08)	0.06
Diluted(1)		(0.08)	0.05

Weighted average number of common shares outstanding
Basic(1)		35,354,694	28,650,754
Diluted(1)		35,354,694	33,026,068

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive (Loss) Income

(Unaudited, In thousands of US dollars)

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$
		(Restated, Note 3 and 15)

Net (loss) income	(2,887)	1,601

Other comprehensive loss
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	(268)	210
Total other comprehensive (loss) income	(268)	210
Total comprehensive (loss) income	(3,155)	1,811

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per number of shares)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2021 (restated)	3, 15		28,650,754	37,175	2,618	145	(22,371)	17,567
Issuance of shares – warrants exercised	9.2	(c)	421,685	665	(89)	—	—	576
Issuance of shares – options exercised	9.2	(d)	234,996	568	(182)	—	—	386
Issuance of options			—	—	1,340	—	—	1,340
Stock-based compensation	9.4-9.5		—	—	125	—	—	125
Other comprehensive income			—	—	—	210	—	210
Net income			—	—	—	—	1,601	1,601
Balance, March 31, 2021	3, 15		29,307,435	38,408	3,812	355	(20,770)	21,805

Balance, January 1, 2022			34,946,379	58,055	6,035	(151)	(29,694)	34,245
Issuance of shares – private placement	9.2	(a)	4,747,000	12,988	—	—	—	12,988
Issuance of shares – options exercised	9.2	(b)	66,661	98	(23)	—	—	75
Share issuance costs	9.2	(a)	—	(1,015)	—	—	—	(1,015)
Share issuance costs – agent warrants	9.2	(a)	—	(152)	152			—
Stock-based compensation	9.4-9.5		—	—	297	—	—	297
Other comprehensive loss			—	—	—	(268)	—	(268)
Net loss			—	—	—	—	(2,887)	(2,887)
Balance, March 31, 2022			39,760,040	69,974	6,461	(419)	(32,581)	43,435

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2022	March 31, 2021
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$

Net (loss) income for the year		(2,887)	1,601
Items not involving cash:
Amortization		703	196
Foreign exchange loss (gain)		102	(6)
Interest and finance costs	6,8	587	126
Stock-based compensation	9	297	125
		(1,198)	2,042
Changes in non-cash items:
Trade and other receivables		(3,215)	(3,489)
Inventory	4	(6,747)	5,203
Prepaids and deposits		(439)	409
Accounts payable and accrued liabilities		6,526	(1,998)
Deferred consideration		116	—
Deferred revenue		(43)	—
Warranty provision	7	62	791
Interest paid		(179)	(94)
Cash provided (used) in operating activities		(5,117)	2,864

INVESTING ACTIVITIES
Purchase of intangible assets	5	(292)	(1,250)
Proceeds from government subsidy		817	—
Purchase of property and equipment		(2,520)	(37)
Cash used in investing activities		(1,995)	(1,287)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	13,063	960
Share issuance costs	9	(1,015)	—
(Repayments) proceeds of credit facility	6	1,734	(142)
Repayment of short-term loans	8	—	(2,038)
Repayment of long-term loans		(61)	(56)
Cash provided by financing activities		13,721	(1,276)
Effect of foreign exchange rate on cash		5	56
Increase in cash and cash equivalents		6,614	357
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		11,016	1,365

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

2.	BASIS OF PRESENTATION

The following companies had been consolidated with Vicinity Motor Corp. as at March 31, 2022:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar (Canadian Dollar up to October 5, 2021)
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)       Statement of compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The consolidated financial statements were authorized for issue by the Board of Directors on May 16, 2022.

b)       Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)       Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 8 as well as the audited consolidated financial statements for the year ended December 31, 2021.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

3.	CHANGE OF PRESENTATION CURRENCY

Effective October 6, 2021, the functional currency of the Company’s parent, Vicinity Motor Corp. has changed from Canadian dollars to United States dollars as financing for operations are now raised in US dollars.

The Company changed its presentation currency from Canadian dollars to United States dollars. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of income and comprehensive income were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2019 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholder’s equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s Canadian operating company, which has a Canadian dollar functional currency, resulted in an AOCI balance.

a)       Adjustment to previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2021 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the three months ended March 31, 2021 were the monthly average rates for the period.

4.	INVENTORY

	March 31, 2022	December 31, 2021
	$	$
Finished goods	13,591	6,472
Work in progress - buses	42	41
Parts for resale	2,789	2,903
Total Inventory	16,422	9,416

As at March 31, 2022 and December 31, 2021, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 6.

During the three months ended March 31, 2022, the Company recognized $2,190 as the cost of inventory included as an expense in cost of sales (March 31, 2021: $16,275).

5.	Intangible Assets

During the three months ended March 31, 2022, the Company received $817 as a grant from Sustainable Development Technology Canada for the development of the Company’s electric vehicles. The amount was recorded as a reduction in intangible assets. The Company is still expecting to receive C$1,549 dollars in further grants as milestones are achieved.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

6.	CREDIT FACILITY

As at March 31, 2022, the Company had drawn $1,767 on this facility, comprised of $2,207 in Canadian funds. The Company also recorded $4 in deferred financing fees against the carrying value of the debt for a net balance at March 31, 2022 of $1,763.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at March 31, 2022, the Company has not borrowed over 75% of its availability.

7.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the three months ended March 31, 2022, the Company recorded warranty expense of $42 (March 31, 2021 - $946) as part of its cost of sales in connection with sales completed during the three months. During the three months ended March 31, 2022, $244 of warranty costs (March 31, 2021 - $172) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2020	800

Additions	1,598
Warranty claims applied	(1,073)
Change in estimate of warranty provision	344
Change in foreign exchange	—
Balance at December 31, 2021	1,669
Additions	42
Warranty claims applied	(244)
Change in estimate of warranty provision	264
Change in foreign exchange	8
Balance at March 31, 2022	1,739
Less: Current portion	1,652
Long-term portion of warranty provision	87

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

8.	CURRENT DEBT FACILITIES

		March 31, 2022	December 31, 2021
		$	$
Unsecured debentures - 2021	(a)	7,540	7,143
		7,540	7,143

a)	On October 5, 2021, the Company issued C$10,300 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 1.5% and include 8% annual interest paid at maturity; the Company incurred borrowing costs of $1,229. During the three months ended March 31, 2022, the Company incurred $449 in interest expense (March 31, 2021 - $nil) on this loan, of which $320 is included in accounts payable and accrued liabilities at March 31, 2022.

In connection with the issuance, the Company also issued 412,000 warrants to purchase common shares at an exercise price of C$7.50 per share. The value of these warrants was incorporated in the transaction costs of $1,229 referenced above. The warrants expire 12 months from the date of issue.

9.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 share consolidation of the Company’s common shares, stock options, warrants and DSUs. The quantities and per unit prices presented in this note are shown on post consolidation basis.

9.1           Authorized: Unlimited number of common shares without par value

9.2           Issued and Outstanding Common Shares:

The details for the common share issuances during the three months ended March 31, 2022 are as follows:

a.	During the three months ended March 31, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued on settlement of a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,167 in relation to this private placement.

During the three months ended March 31, 2022, the Company also issued 302,555 shares at prices ranging from $2.96 to $3.65 for gross proceeds of $988.

b.	During the three months ended March 31, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

The details for the common share issuances during the three months ended March 31, 2021 were as follows:

c.	During the three months ended March 31, 2021, 421,685 warrants were exercised at an average exercise price of $1.37 per share for gross proceeds on $576.

d.	During the three months ended March 31, 2021, 234,996 stock options were exercised by employees of the Company at an average price of $1.64 per share for gross proceeds of $386.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

9.3          Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,934,100	3.89
Issued	2,407,304	6.64
Forfeited	(9,379)	4.50
Exercised	(1,924,721)	3.89
Outstanding, December 31, 2021	2,407,304	6.64

Issued	4,577,778	4.18
Outstanding, March 31, 2022	6,985,082	5.03

During the three months ended March 31, 2022, the Company issued 4,444,445 and 133,333 warrants, respectively, as part of a private placement agreement with exercise prices of $2.97 and $3.36, respectively. The warrants expire 3 years and 2 years, respectively, from the date of closing of the placement.

9.4          Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to a total of 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,173,320	2.70
Issued	684,999	6.71
Exercised	(256,662)	2.06
Outstanding, December 31, 2021	1,601,657	4.52

Issued	40,000	2.98
Forfeited	(8,333)	—
Exercised	(66,661)	1.40
Outstanding, March 31, 2022	1,566,663	4.64

During the three months ended March 31, 2022, the Company granted 40,000 stock options to executives and directors to purchase common shares of the Company with an exercise price of C$2.98 per common share and expiring in five years. These stock options vest over three years.

During the three months ended March 31, 2021, the Company granted 374,999 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$6.51 to C$9.36 per common share expiring in one to five years.

During the three months ended March 31, 2021, the Company granted 100,000 stock options to executives and directors to purchase common shares of the Company with an exercise price of C$7.20 per common share and expiring in five years. These stock options vest over three years.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

During the three months ended March 31, 2022, the Company recognized $76 (March 31, 2021 - $125) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	March 31, 2022	December 31, 2021

Fair value at grant date (C$)	$1.58	$4.20
Risk-free interest rate	2.36%	0.42%
Expected life of options	5 years	4 years
Annual dividend rate	0%	0%
Annualized volatility	96%	90%
Forfeiture rate	14%	3%

The following tables summarize information about the Company’s stock options outstanding at March 31, 2022:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

April 4, 2018	83,333	83,333	5.25	1.01	April 4, 2023
April 26, 2018	83,333	83,333	4.35	1.07	April 26, 2023
May 29, 2018	83,333	83,333	4.35	1.16	May 29, 2023
January 17, 2019	166,666	166,666	2.40	1.80	January 17, 2024
April 26, 2019	5,558	—	1.68	2.07	April 26, 2024
November 15, 2019	233,333	155,555	1.50	2.63	November 15, 2024
November 28, 2019	16,666	16,666	1.56	2.67	November 28, 2024
May 4, 2020	24,999	24,999	1.20	3.09	May 4, 2025
May 26, 2020	11,113	—	1.20	3.15	May 26, 2025
September 18, 2020	66,666	66,666	1.43	0.47	September 18, 2022
November 23, 2020	66,664	66,664	6.15	3.65	November 23, 2025
January 12, 2021	333,333	333,333	6.51	3.79	January 11, 2026
February 1, 2021	41,666	27,776	9.36	3.84	January 31, 2026
March 8, 2021	100,000	33,334	7.20	3.94	March 7, 2026
April 27, 2021	60,000	10,000	7.24	4.07	April 26, 2026
September 24, 2021	150,000	150,000	5.86	0.48	September 23, 2022
March 31, 2022	40,000	—	5.86	5.00	March 30, 2027

Total	1,566,663	1,301,658

9.5          Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2020	95,141
Issued	75,650
Outstanding, December 31, 2021	170,791
Issued	59,375
Outstanding, March 31, 2022	230,166

During the three months ended March 31, 2022, the Company issued 59,375 DSUs (March 31, 2021 – nil) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the three months ended March 31, 2022, the Company recorded $142 (March 31, 2021 - $nil) as stock-based compensation for the fair value of the DSUs issued.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company and includes the directors and executive officers.

Compensation to key management:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Salaries and benefits	347	290
Directors’ fees	—	25
Stock-based compensation	285	33
	632	348

During the three months ended March 31, 2022 the Company paid $46 in lease payments to a company owned by a director. $47 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

During the three months ended March 31, 2021 the Company paid $42 in lease payments to a company owned by a director. $41 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

Balances with key management and other related parties are:

As at March 31, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (March 31, 2021 - $40).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

11.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans, deferred consideration, lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as level 2 within the hierarchy. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

The following table summarizes the carrying values of the Company’s financial instruments:

	March 31, 2022	December 31, 2021
	$	$
Assets:
Measured at amortized cost (i)	16,375	7,212
Liabilities:
Amortized cost (ii)	20,180	10,284
Fair value through P&L (iii)	4,718	4,602

(i)       Cash, restricted cash and trade and other receivables

(ii)       Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)       Deferred consideration (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The carrying value amount of the Company’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature and market conditions and amount involved. The Company valued deferred consideration (iii) as a level 3 instrument. The Company used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and a time frame of 12 months after which the Company expects the consideration milestone to have been achieved.

12.	REVENUE

The Company’s revenue is summarized as follows:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
	$	$
Bus Sales	1,702	20,460
Other revenue:
Spare part sales	1,438	638
Operating lease revenue	43	438

Total Revenue	3,183	21,536

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

13.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future minimum payments to the manufacturer as at March 31, 2022 are as follows:

$
Not later than one year	20,205
Later than one year and no later than five years	—
20,205

14.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021
	$	$
Canada
Bus sales	1,702	3,457
Spare part sales	1,280	577
Operating lease revenue	—	—
United States
Bus sales	—	17,003
Spare part sales	158	61
Operating lease revenue	43	438
Total	3,183	21,536

During the three months ended March 31, 2022, the Company had sales of $1,581 and $435 to two end customers representing 50% and 14% of total sales, respectively. During the three months ended March 31, 2021, the Company had sales of $17,494 to one customer representing 81%of total sales.

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Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2022 and March 31, 2021

(Unaudited, In thousands of US dollars, except for per share amounts)

15.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in Note 3 above were as follows.

a)       Effect on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2021.

	For the three months ended March 31, 2021
	USD	CAD
	$	$

Revenue
Bus sales	20,460	25,934
Other	1,076	1,362
	21,536	27,296

Cost of sales	(18,125)	(22,967)

Gross margin	3,411	4,329

Expenses
Sales and administration	1,410	1,784
Stock-based compensation	125	158
Amortization	134	170
Interest and finance costs	126	160
Foreign exchange loss	15	20

	1,810	2,292

Income before taxes	1,601	2,037

Current income tax expense	—	—

Net income	1,601	2,037

Loss per share
Basic	0.06	0.07
Diluted	0.05	0.06

Weighted average number of common shares outstanding
Basic	28,650,754	28,650,754
Diluted	33,026,068	33,026,068

	For the three months ended March 31, 2021
	USD	CAD
	$	$

Net income	1,610	2,037

Other comprehensive income (loss)
Items that may be reclassified subsequently to net income (loss)
Exchange differences on translation of foreign operations	210	(39)
Total other comprehensive income (loss)	210	(39)
Total comprehensive income (loss)	1,820	1,998

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